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                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                  For the period 19 June 1999 to 4 August 1999

                   TELECOM CORPORATION OF NEW ZEALAND LIMITED

      ------------------------------------------------------------------

                (Translation of registrant's name into English)



      Telecom Networks House, North Tower, 66-68 Jervois Quay, Wellington,
                                  New Zealand

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                    (Address of principal executive offices)


              The registrant will file annual reports on Form 20-F


                               (File No. 1-10798)


                        -------------------------------
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                                   CONTENTS



               This report on Form 6-K contains the following:


               1.   Miscellaneous Media Releases
                    ----------------------------

               1.1 Telecom and EDS Announce Largest Ever New Zealand Outsourcing Deal, Online Alliance With Microsoft--16 July 1999
               1.2  Telecom Chairman to Remain a Director--19 July 1999
               1.3 Telecom Customers to Benefit from New Mobile Phone Technology--4 August 1999





                        -------------------------------
                                   SIGNATURES

               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                            TELECOM CORPORATION OF NEW
                                          ZEALAND LIMITED


                                               By /s/ M R Gillespie
                                                  ----------------------
                                                  Malcolm Ross Gillespie
                                                   Company Secretary



                                               Dated:     5 August 1999
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16 July 1999

                                 MEDIA RELEASE

              TELECOM AND EDS ANNOUNCE LARGEST-EVER NEW ZEALAND
               OUTSOURCING DEAL, ONLINE ALLIANCE WITH MICROSOFT

Telecom New Zealand today announced that it has entered into a strategic relationship with global information services company EDS. The relationship includes a 10-year, $1.5 billion agreement for EDS to supply all of Telecom's IS services, an equity position by Telecom in EDS (New Zealand), and an agreement to work together with Microsoft to develop and deliver online solutions to customers.

"Today's agreement significantly advances Telecom's mission to lead New Zealanders to exciting new online worlds by accelerating the development of powerful and innovative online services and solutions both for our own business and for our customers," Telecom Chief Executive Dr Roderick Deane said.

"Customers will benefit from the combined wealth of telecommunications, information services and software technologies that the three companies have to offer," Dr Deane said. "They will be able to literally transform their businesses."

"The expertise, skills and knowledge we have within Telecom will be complemented by the international experience and expertise EDS has to offer. The Telecom-EDS-Microsoft information technology and telecommunications alliance will meet the full spectrum of IS and telecommunications needs of customers in an increasingly competitive international marketplace."

Dr Deane said the outsourcing and alliance agreements were the outcome of detailed and constructive negotiations between Telecom, EDS and Microsoft.

"We were extremely impressed with the calibre of all the companies we have been in negotiation with over the past year, including strong alternative contender, IBM. It was a very close decision," Dr Deane said.

"This hallmark agreement brings to the marketplace the advantages of the convergence of communications and computing technologies and corresponding services," said Steve Smith, Managing Director, EDS (New Zealand).

"As the IS leader in New Zealand, EDS will be committing significant global resources and expertise to this relationship.

"We are delighted to be instrumental in bringing Microsoft into the alliance," Mr Smith said.

Microsoft New Zealand Managing Director, Geoff Lawrie, said, "We are very excited about this alliance as it will expedite the convergence of PC and telecommunications
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technologies for New Zealanders. With the expertise Microsoft has in online technology and the strength of our commitment to R&D, this agreement with Telecom and EDS will help create an environment that fosters the growth of advanced technology in our country.

"Telecom has appointed EDS to supply and manage its IS requirements. This agreement gives Telecom access to state-of-the-art, innovative IS solutions that will underpin our business," Dr Deane said.

EDS will manage and operate Telecom's company-wide information systems and technology delivery, including its enterprise applications, technical infrastructure and IS assets. EDS will also manage and operate Telecom's billing and customer information systems.

Approximately 600 staff are involved in managing Telecom's current IS requirements and EDS is offering to employ all Telecom staff affected by the outsourcing agreement.

"EDS is delighted to have the opportunity to attract such high calibre telecommunications professionals - more than half of our 130,000 employees worldwide have transitioned into the company through alliances such as this," said Mr Smith.

"At a time when many IS companies are moving offshore, this alliance will increase EDS' staff numbers from 1,200 to around 1,800 - reaffirming EDS' commitment to New Zealand."

"The outsourcing agreement will see the information service needs of Telecom met by one of the finest IS companies in the world," Dr Deane said.

"In order to bring the same powerful skill sets to our customers as they enter the online world, Telecom and EDS will work together with Microsoft to deliver the full spectrum of online solutions to our customers," Dr Deane said.

"This alliance will enable services developed by EDS elsewhere in the world to be brought to New Zealand. In addition the relationship will be enhanced further through a strategic alliance with international software giant Microsoft to develop innovative online services for customers.

"The online alliance will deliver solutions to the government and business markets with a range of service offerings which leverage the online capabilities of the three parties," Mr Smith said.

As part of this strategic relationship, Telecom intends to take a significant shareholding in EDS (New Zealand), subject to completion of due diligence and satisfaction of other conditions. Telecom will have the option of purchasing up to 49 percent of EDS (New Zealand) over the next four years and will have representation on the Board of Directors immediately. Both parties anticipate that Telecom will exercise those options sooner rather than later.
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"Telecom's investment in EDS is strong evidence of the parties' mutual commitment to provide Telecom and its customers with state-of-the-art, innovative solutions going forward. The options allow Telecom to prudently invest in EDS based on performance and growth," Dr Deane said.

EDS will retain a majority shareholding and operational management control. Both EDS and Telecom will contribute to strategy and oversight of the company.

"This transaction is designed to support a long-term EDS-Telecom relationship," Mr Smith said. "It achieves our key objectives: to align the economic and strategic incentives of the two corporations, to leverage complementary strengths and to benefit from the convergence of computing and telecommunications technologies. The shareholding will result in a stronger IS company positioned well for the online world of the next millenium."

The New Zealand Stock Exchange Market Surveillance Panel has granted a waiver from Stock Exchange rules that would otherwise require a shareholders' meeting to approve the outsourcing, equity and alliance transactions. Shareholder approval would ordinarily be necessary because Telecom and EDS (New Zealand) share a common director. However, the Market Surveillance Panel is satisfied in this instance that this has not compromised the negotiation process between Telecom and EDS. Accordingly, there will not be a Telecom shareholders' meeting to approve these transactions.
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19 July 1999


TELECOM CHAIRMAN TO REMAIN A DIRECTOR

Peter Shirtcliffe today confirmed his intention to retire as Chairman of the Board of Telecom Corporation of New Zealand Limited but said he would remain a Director.

Mr Shirtcliffe confirmed his 16 February announcement that he would retire as Chairman at the Annual Meeting on 30 September 1999, adding that he would, however, remain as a Director of the company. Dr Roderick Deane has accepted the Board's request to assume the Chairmanship of the Board from 30 September 1999.

Mr Shirtcliffe was a founding Director and Deputy Chairman of Telecom before being appointed Chairman in 1990.
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4 August 1999


                 TELECOM CUSTOMERS TO BENEFIT FROM NEW MOBILE
                               PHONE TECHNOLOGY


Telecom is set to take its mobile phone customers into the new on-line era with the adoption of the cdmaOne digital technology.

CdmaOne is a patented technology based on the generic radio technology known as Code Division Multiple Access (CDMA). This multiple access radio technology offers a high quality digital cellular service and enables high capacity, high-speed mobile data.

"This decision follows extensive international research on the best options available, which enabled us to see the technology mature, and to also observe the deployment of CDMA on a global basis," said Telecom's Network Group General Manager David Bedford.

"Virtually all cellular technology paths lead to CDMA including GSM. Our existing digital network provides a high quality voice service, but we need to ensure that in the future our cellular network meets all the requirements of our customers, including the need for high-speed, quality mobile data.

"CDMA technology is the choice of a large number of operators in other countries such as the United States, Canada, China, Japan, and our nearest neighbour Australia.

"The mobile phone market is growing at a rapid rate and customers are wanting increasingly sophisticated features. With cdmaOne, Telecom will be able to make a seamless transition to the Third Generation world of higher data rates and this will enable Telecom to offer the broadest range of data and voice products and services to our customers.

"Telecom will continue to support and invest in our existing D-AMPS and analogue networks, in co-operation with our current cellular supplier Ericsson. This is an important relationship we intend to retain.

                                                                          more..
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"Telecom plans to commercially launch cdmaOne in early 2001 and customers will be migrated onto the cdmaOne network as is convenient to them.

"Meanwhile, customers can be assured that our existing networks will be fully operational and our CDPD network currently provides the only packet cellular data service available.

"The transition to CDMA is being designed to be as smooth as possible, by
providing customers with an attractive upgrade path to CDMA.   Existing customer
services, including Pre-Paid will be able to be supported on the new network. A wide range of phones will also be available from world-renowned brands.

"For the provision of CDMA technology, Telecom will be commencing negotiations with prospective vendors soon.

"CdmaOne will provide Telecom with a platform for strong future growth by offering a leading and comprehensive range of products and services to equip our customers for their communication, business and on-line needs well into the 21st Century."